UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13a or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November, 2018 File No.: 001-31891

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2300, 250 - 5th Street S.W., Calgary, AB T2P 0R4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

[ ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 TransGlobe Energy Corporation
(Registrant)

Date: November 8, 2018    By: /s/ Randy C. Neely
Randy Neely
President

EXHIBIT INDEX

Exhibit
Number	Description

1	Press Release - TransGlobe Energy Corporation Announces Releases Third Quarter 2018 Financial and Operating Results
2	Q3-2018 Interim Financial Statements
3	Q3-2018 Financials
4	Q3-2018 MD&A
5	Form 52-109F2 CEO
7	Form 52-109F2 CFO